

July 16, 2014

Via E-mail
Jonathan S. Mothner
Executive Vice President, General Counsel and Secretary
Synchrony Financial
777 Long Ridge Road
Stamford, CT 06902

      Re: **Synchrony Financial**
             Amendment No. 4 to Registration Statement on Form S-1
             Filed June 27, 2014
             File No. 333-194528

Dear Mr. Mothner:

We have reviewed your amended registration statement filed June 27, 2014 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Summary

Our Company, page 1

1. Please revise to add another subsection immediately after this subsection with a caption of "Planned Reorganization/ Recapitalization" or another similar title and include the following:
    *   The current equity of the company and the anticipated IPO equity;
    *   That GE's stake, based on its anticipated continuing stake, will increase from approximately $6 billion to approximately $7.65 billion;
    *   GE's intentions regarding its equity stake. For example, whether it intends to maintain its equity stake, either directly or through a split-off where GE shareholders will own its current stake, or reduce its stake, and the implications for the profitability of the Company under each of these scenarios;

- The Company's dividends/ net transfers to parent during the last three years and interim period through June 30, 2014 as well as GE's plan for dividends/ net transfers to parent after the IPO and debt offering;
- GE's currently held debt of the Company and its weighted average interest rate;
- The planned debt offering size; and
- GE's plan for its debt holdings of the Company. For example, maintain at current levels, replace with non-related party debt. Discuss the implications for the profitability of the Company under each of these scenarios.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   <u>Via E-mail</u>
        Corey Chivers
        Weil, Gotshal & Manges LLP